U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):



[ X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB     [ ] Form 20-F
[ ]  Form 11-K                   [ ] Form N-SAR


For Period Ended: December 31, 2000

[ ]      Transition Report on Form 10-KSB
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

            Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant                     NexPub, Inc.
                        --------------------------------------------------------

Former Name if Applicable           PrintOnTheNet.com, Inc.
                         -------------------------------------------------------

Address of Principal Executive Office       3820 Executive Way
(Street and Number)                  -------------------------------------------

City, State and Zip Code                    Miramar, Florida 33025
                         -------------------------------------------------------


                       PART II -- RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;


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         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [  ]     (c)      The accountant"s statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

THE COMPANY HAS NOT COMPLETED THE PREPARATION OF ITS AUDITED FINANCIAL STATEMENTS INSOFAR AS ADDITIONAL TIME WAS NEEDED TO EVALUATE THE EFFECTS TO THE COMPANY OF THE SETTLEMENT OF CERTAIN LITIGATION MATTERS. THE FORM 10-KSB WILL BE FILED AS SOON AS REASONABLY PRACTICABLE AND IN NO EVENT LATER THAN THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                          PART IV -- OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

                       DENNIS J. OLLE               (305) 858-5555
                       --------------               --------------
                          (Name)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  NEXPUB, INC.
                                  ------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April  3, 2001            By:/s/ Neal J. Polan
                                      ------------------------------------------
                                          Neal J. Polan, Chief Executive Officer

PART IV - QUESTION (3)

The Company incurred a loss of $17,284,000 for the year ended December 31, 2000 as compared to a loss of $1,547,000 for the year ended December 31, 1999. The increase is primarily due to a non-cash charge of $11,241,000 for warrants and options granted and the amortization of compensatory warrants and options during the year, increased software development costs of $800,000, an impairment loss of $617,000 related to goodwill and a $1,176,000 liability recorded in connection with a contingent obligation arising under the release of certain guaranties.